Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Jonathan Kopcsik, Esq.
JKopcsik@stradley.com
215.564.8099

September 8, 2017

Jill Ehrlich
Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Innovator Capital Management, LLC, et al. (File No. 812-14782)

Dear Ms. Ehrlich:

On behalf of the Applicants, below you will find Applicants' responses to the comments provided in your letter dated August 31, 2017 relating to the application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

Below we have stated your comments and the Applicants' response to each comment.1

1.	On page 4:
a.	In the first sentence of the third paragraph, please replace "granted an order to Innovator Management" with "granted an order to Innovator Management, the Trust, and Quasar."
Response:  Applicants have made the requested revision.

[1]	Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Application.

Jill Ehrlich
September 8, 2017

b.
In the last sentence of the third paragraph, please replace "Innovator received oral no-action relief from the Staff permitting Innovator" with "Innovator, the Trust, and Quasar received oral no-action relief from the Staff permitting them."

Response:  Applicants have made the requested revision.
c.	Please replace footnote 2 with the following: "Innovator and Innovator Management are not affiliated persons of each other."
Response:  Applicants have made the requested revision.
d.	In footnote 3, please replace "812-14358." with a comma.
Response:  Applicants have made the requested revision.
e.
Please replace footnote 4 with the following: "On [ ], 2017, the Staff issued a formal no-action letter confirming the oral relief that the staff provided to Jonathan Kopcsik, Esq., of Stradley Ronon Stevens & Young LLP on May 5, 2017. Innovator Capital Management, LLC, et al. (pub. avail. [ ], 2017)."

Response:  Pursuant to a conversation with you following receipt of the foregoing comment, the Applicants have been instructed to disregard this comment.
2.	On page 5:

a.	In the first sentence of the last full paragraph, please replace "any future series" with "any additional series."
Response:  Applicants have made the requested revision.

b.	In the first sentence of the last full paragraph, please delete "that may be created in the future."
Response:  Applicants have made the requested revision.
c.	In the first sentence of the last full paragraph, please replace "or domestic" with "and/or domestic."
Response:  Applicants have made the requested revision.
d.	In the last sentence of the last full paragraph, please add the following after "common control with the Innovator (each": "such entity or any successor thereto."
Response:  Applicants have made the requested revision.

Jill Ehrlich
September 8, 2017

e.
After the last sentence of the last full paragraph, please add the following footnote: "For purposes of the requested Order, a 'successor' is limited to an entity or entities  that result from a reorganization into another jurisdiction or a change in the type of business organization."

Response:  Applicants have made the requested revision.
3.	On page 6:
a.	In the third sentence of the carryover paragraph on the bottom of the page, please delete "for Future Funds" following "the initial price of a Creation Unit."
Response:  Applicants have made the requested revision.
b.	Please update the precedent cited in footnote 5.
Response:  Applicants have made the requested revision.
4.	Please delete footnote 10 on page 7 because it is redundant.
Response:  Applicants have made the requested revision.
5.	In the penultimate sentence of the first full paragraph on page 8, please delete "within the meaning of Section 2(a)(3)(C) of the Act."
Response:  Applicants have made the requested revision.
6.	In the carryover sentence on the top of page 9, please replace "to create Underlying Indexes" with "to compile, create, sponsor, or maintain Underlying Indexes."
Response:  Applicants have made the requested revision.
7.	On page 10:
a.	In the third sentence of the first paragraph, please replace "associated person" with "associated persons."
Response:  Applicants have made the requested revision.
b.	In the fifth sentence of the first paragraph, please replace "Sub-Advisers" with "Sub-Adviser."
Response:  Applicants have made the requested revision.
c.	In the last paragraph, please consider deleting "(see, for example, the discussion at section II.F in the Guggenheim application, supra note 5)" because it is unnecessary.

Jill Ehrlich
September 8, 2017

Response:  Applicants have made the requested revision.
8.	In the second sentence of the fourth paragraph on page 11, please replace "tract" with "track."
Response:  Applicants have made the requested revision.
9.
On page 18 and elsewhere in the application, applicants reference a settlement cycle of T+3 Business Days. Effective September 5, 2017, Rule 15c6-1 under the Securities Exchange Act of 1934 will require that most securities transactions be settled within two business days of the trade date. Please revise the application as appropriate to reflect this change.

Response:  Applicants have made the requested revision.
10.	In the second sentence of the fifth paragraph on page 20, please replace "Domestic Funds" with "Funds that track Domestic Indexes."
Response:  Applicants have made the requested revision.
11.
After the first sentence in the carryover paragraph on pages 21-22, please insert the following: "Applicants expect the same from the Index Providers of future Underlying Indexes and future primary Listing Exchanges."

Response:  Applicants have made the requested revision.
12.	In the second sentence of the third full paragraph on page 22, please replace "the Funds will not" with "neither the Trust nor any of its individual Funds will."
Response:  Applicants have made the requested revision.
13.
In the first full paragraph on page 34 and elsewhere in the application, applicants reference NASD Conduct Rule 2830. Please note that the rule has been recodified as FINRA Rule 2341. Please delete footnote 44 on page 34 and update related references in the representations and conditions as necessary.

Response:  Applicants have made the requested revision.
14.	In condition A.3 on page 36, please replace "A Fund will not" with "Neither the Trust nor any Fund will."
Response:  Applicants have made the requested revision.
* * * * *

Jill Ehrlich
September 8, 2017

We are attaching to the revised Application a marked PDF to show changes from the previously filed version of the Application.  Please direct any questions related to this filing to my attention at (215) 564-8099.  We appreciate your timely attention to this matter.

Sincerely,

/s/ Jonathan Kopcsik
Jonathan Kopcsik

cc:	H. Bruce Bond
  Innovator Capital Management, LLC